Japanese Semi-Annual Business Report (for the Registrant's 102th semi-annual period from April 1, 2005 through September 30, 2005), consisting of 16 pages (including cover pages). The report included the following sections:

     I. Message to shareholders from Chairman Hiroshi Okuda and President Katsuaki Watanabe, including a brief discussion of operating summary, regional performance and management strategy for the semi-annual period.

     II. Tabular and graphic presentation of selected current and historical consolidated financial figures.

     III. Narrative and graphic presentation of consolidated segment information by operating and geographic segments.

     IV. Topics section describing major developments in the Registrant's business activities during the semi-annual period, including products and branding strategy, next-generation technology development, global production and supply, cost reduction efforts and environmental policy.

     V.     Special discussion section on the Lexus Brand.

     VI. Consolidated and unconsolidated financial statements, including statements of income, balance sheets, statements of cash flows (consolidated only) and interim dividend.

     VII.   Shareholder information.

     VIII.  List of directors, corporate auditors and managing officers.

     IX.    Back cover setting forth addresses and other general information.